Exhibit (a)(1)(I)

March 11, 2010

To Our Stockholders:

WebMD Health Corp. (the “Company”) is offering to purchase for cash up to 5,800,000 shares of its common stock at a purchase price of $45.80 per share, without interest. On March 10, 2010, the last trading day prior to commencement of the tender offer, the NASDAQ Official Closing Price per share of our common stock was 45.70 per share.

We will purchase the shares that are properly tendered (and are not properly withdrawn), subject to possible proration and provisions relating to the tender of “odd lots” and conditional tenders, for cash at $45.80 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal.

If you do not wish to participate in the tender offer, you do not need to take any action.

The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer.

NEITHER THE COMPANY NOR ANY MEMBER OF ITS BOARD OF DIRECTORS, THE INFORMATION AGENT NOR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES, AND WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN DOING SO, YOU SHOULD READ AND EVALUATE CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. YOU SHOULD ALSO DISCUSS WHETHER TO TENDER YOUR SHARES WITH YOUR BROKER OR OTHER FINANCIAL OR TAX ADVISOR.

Please note that the tender offer is scheduled to expire at 5:00 p.m., New York City time, on Thursday, April 8, 2010, unless we extend it.

Any stockholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, LLC, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares, the tender offer is an opportunity for you to sell your shares without having to pay “odd lot” discounts.

If you have any questions regarding the tender offer or need assistance in tendering your shares of WebMD common stock, please contact the Information Agent for the tender offer, Innisfree M&A Incorporated at 1-888-750-5834 (banks and brokers call collect: 1-212-750-5833).

Sincerely,
Wayne T. Gattinella
Chief Executive Officer and President